Filed by AK Steel Holding Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: AK Steel Holding Corporation

Commission File No.: 001-13696

Commencing on February 11, 2020, AK Steel Holding Corporation sent the following communication to certain of its institutional shareholders and may in the future send the same or substantially similar communications from time to time to its shareholders.

Subject: Proposed acquisition of AK Steel by Cleveland-Cliffs

Good Morning:

AK Steel has now filed with the SEC, and is in the process of mailing to our shareholders, the joint proxy statement related to the proposed acquisition of AK Steel by Cleveland-Cliffs. The proposed acquisition will be effected through a merger of a subsidiary of Cliffs with and into AK Steel, with AK Steel surviving the merger as a wholly owned subsidiary of Cleveland-Cliffs. The joint proxy statement is available at the following link:

https://www.sec.gov/Archives/edgar/data/918160/000119312520023927/d881233ddefm14a.htm

The joint proxy statement includes notice that each company will hold a special meeting of its shareholders on March 10, 2020, where the shareholders of each company will be asked to vote on matters related to this transaction, including for our shareholders to approve the adoption of the merger agreement related to proposed transaction. The Board of Directors of both companies have unanimously recommended that the shareholders of their respective company vote to approve the transaction.

As you are aware, you are a significant shareholder of AK Steel. As such, we encourage you to cast your vote on this transaction and, if it would be helpful to you, we would be pleased to arrange a conference call with members of AK Steel’s executive management team to discuss the proposed merger.

If you would like to have such a call, please advise of your availability and we will send you a calendar invite with dial-in information. My colleague, Michelle Kidwell, can also assist in coordinating this call.

If you are not interested in having a call, please let us know and we will notate our records accordingly. Please contact me if you have any questions.

Thank you in advance for your time and consideration!

Sincerely,

Doug Mitterholzer

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, on January 8, 2020, Cleveland-Cliffs Inc. (“Cliffs”) filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as amended and as it may be supplemented from time to time, the “Registration Statement”) that includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. The Registration Statement was declared effective by the SEC on

February 4, 2020. On February 4, 2020, AK Steel also filed with the SEC its definitive joint proxy statement/prospectus in connection with the proposed transaction. AK Steel and Cliffs began mailing the definitive joint proxy statement/prospectus to their respective stockholders and shareholders on or around February 5, 2020. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain copies of the Registration Statement, the definitive joint proxy statement/prospectus and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by AK Steel, including the definitive joint proxy statement/prospectus, are also available from AK Steel free of charge at our website, www.aksteel.com, or by contacting our Investor Relations at (513) 425-5215. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs’ Investor Relations at (216) 694-6544.

Participants in the Solicitation

AK Steel and Cliffs and certain of our respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning AK Steel’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for company’s 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Information regarding Cliffs’ directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs’ 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Additional information regarding the interests of these participants are included in the definitive joint proxy statement/prospectus and the Registration Statement, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated below.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell, or the solicitation of an offer to sell or the solicitation of an offer to buy, any securities or the solicitation of any vote or approval with respect to any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.